Exhibit 99.4

[IDC LETTERHEAD]	IDC
5 Speen Street
Framingham, MA 01701
(508)872-8200
www.idc.com
Disclosure Form
IDC grants Deutsche Bank permission to make public statements, including in filings with the United States Securities and Exchange Commission, that are consistent with the following:
The quote will be:
“According to IDC, a leading independent research firm, online advertising spending in the United States reached $16.9 billion in 2006, an increase of 35% versus 2005, and is projected to increase to $31.4 billion by 2011.”
Source: June 2007, IDC #207106
It is understood by both IDC and Deutsche Bank that the information will not be sold.
It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Joseph Loiselle	1/8/08

Joseph Loiselle	Date
Program Vice President